UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 29, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

vTv Therapeutics Inc.

File No. 333-204951 - CF#32649

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       vTv Therapeutics Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 15, 2015, as amended.

       Based on representations by vTv Therapeutics Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through June 19, 2021
Exhibit 10.9	through December 15, 2021
Exhibit 10.10	through May 11, 2018

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary